The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 10, 2012

April , 2012 Medium-Term Notes, Series D Pricing Supplement No. 2012-MTNDG0225 Registration Statement Nos. 333-172554 and 333-172554-01 Filed pursuant to Rule 424(b)(2)
Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027
We have the right to redeem the notes on any interest payment date on or after April    , 2014 (expected to be April 23, 2014). Unless redeemed by us, interest will accrue during each quarterly interest period at the per annum rate applicable to each such interest period, as described below.  The amount of each interest payment to you after the first two years of the term of the notes will depend on the total number of calendar days in the applicable interest period on which the 10-Year Constant Maturity Swap Rate (“CMS10”) is less than or equal to the applicable CMS10 upper barrier, as described below.  The notes are senior unsecured obligations of Citigroup Funding Inc. All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company. All payments due on the notes are subject to the credit risk of Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:	Any payments due on the notes, including the repayment of principal, are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company
Issue price:	$1,000 per note
Principal amount:	$1,000 per note
Aggregate principal amount:	$
Pricing date:	April , 2012 (expected to be April 18, 2012)
Original issue date:	April , 2012 (three business days after the pricing date)
Maturity date:
April    , 2027 (expected to be April 23, 2027).  If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date.  No additional interest will accrue as a result of delayed payment.

Payment at maturity per note:	$1,000 plus accrued and unpaid interest, if any
Interest rate per annum:
From and including the original issue date to but excluding April    , 2014 (expected to be April 23, 2014):
•     5.00%;
From and including April    , 2014 (expected to be April 23, 2014) to but excluding April    , 2017 (expected to be April 23, 2017):
•     5.00% × N/ACT;
From and including April    , 2017 (expected to be April 23, 2017) to but excluding April    , 2022 (expected to be April 23, 2022):
•     6.00% × N/ACT;
From and including April    , 2022 (expected to be April 23, 2022) to but excluding the maturity date:
•     7.00% × N/ACT; where,
N = the total number of calendar days in the applicable interest period on which CMS10 is less than or equal to the applicable CMS10 upper barrier; and
ACT = the total number of calendar days in the applicable interest period.
The effect of the above formulas is that after the first two years of the term of the notes, interest will accrue during each quarterly interest period at a per annum rate of 5.00%, 6.00% or 7.00%, as applicable, but only for each calendar day during the applicable interest period that CMS10 is less than or equal to the CMS10 upper barrier.  If on any calendar day during the term of the notes CMS10 is greater than the CMS upper barrier, interest will not accrue for that day. As a result, after the first two years of the term of the notes, you will not receive interest at a fixed rate, and you may receive no interest at all.

CMS10:	The 10-Year Constant Maturity Swap Rate. See the section “The 10-Year Constant Maturity Swap Rate” for more information.
CMS10 upper barrier:
From and including April    , 2014 (expected to be April 23, 2014) to but excluding April    , 2017 (expected to be April 23, 2017):
•     5.00%
From and including April    , 2017 (expected to be April 23, 2017) to but excluding April    , 2022 (expected to be April 23, 2022):
•     6.00%
From and including April    , 2022 (expected to be April 23, 2022) to but excluding the maturity date:
•     7.00%

Interest payment dates:	Each January , April , July and October (expected to be the 23rd of each such month), beginning on July , 2012 (expected to be July 23, 2012) and ending on the maturity date.
Interest period:
The three-month period from and including the original issue date to but excluding the first interest payment date, and each successive three-month period from and including an interest payment date to but excluding the next interest payment date

Quarterly interest payment per note:	The product of $1,000 and the applicable interest rate per annum divided by 4
Redemption:
Beginning on April    , 2014 (expected to be April 23, 2014), we have the right to redeem the notes, in whole but not in part, on any interest payment date and pay to you 100% of the principal amount of the notes plus accrued and unpaid interest, if any, to but excluding the date of such redemption. If we decide to redeem the notes, we will give notice at least 5 business days before the redemption date specified in the notice.

CUSIP / ISIN:	1730T0XA2 / US1730T0XA23
Listing:	The notes will not be listed on any securities exchange and, accordingly, will have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Price to public	Underwriting fee(1)	Proceeds to the issuer(2)
Per note	$1,000.00	$30.00	$970.00
Total	$	$	$
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $30.00 for each note sold in this offering.  The actual underwriting fee per note will be equal to the selling concession provided to selected dealers, as described in this paragraph.  Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $30.00 for each note they sell.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a variable selling concession of up to $30.00 for each note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors,” “General Information—Fees and selling concessions” and “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement for more information.
(2) The per note proceeds to Citigroup Funding Inc. indicated above represent the minimum per note proceeds to Citigroup Funding Inc. for any note, assuming the maximum per note underwriting fee of $30.00. As noted in footnote (1), the underwriting fee is variable.
Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-2.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlink below, before you decide to invest.

Prospectus Supplement and Prospectus filed on May 12, 2011:  http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm the notes are not bank deposits or savings accounts, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the sections entitled “Risk Factors” in the accompanying prospectus supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

■
The rate of interest payable to you will vary after the first two years of the term of the notes and may be as low 0.00% per annum.  Unlike conventional fixed-rate debt securities, the notes do not provide for regular payments of interest after the first two years of the term of the notes.  Instead, the amount of interest you receive on the notes after the first two years, if any, will depend on the level of CMS10 on each calendar day during the applicable interest period.  No interest will accrue on the notes on any day on which CMS10 is greater than the applicable CMS10 upper barrier.  CMS10 may exceed the applicable CMS10 upper barrier for an extended period of time or even for the entire period following the first two years of the term of the notes, such that you will receive no interest for an extended period of time or at all following the first two years.  Because the interest payments are variable and may be zero, the notes are not suitable for investors who require regular fixed income payments.

■
An increase in longer-term interest rates, as a result of actual or anticipated increases in U.S. inflation rates or otherwise, may adversely affect the interest payable on and the value of the notes.  CMS10 is closely correlated to, and is one measure of, longer-term interest rates in the U.S. economy.  If longer-term interest rates rise, CMS10 is also likely to rise, possibly to a level that exceeds the applicable CMS10 upper barrier.  After the first two years, no interest will accrue on the notes on any day when CMS10 exceeds the CMS10 upper barrier. Many factors influence longer-term interest rates.  Among those, one significant factor is the actual and anticipated rate of inflation.  If inflation in the U.S. increases during the term of the notes, longer-term interest rates may rise and CMS10 may rise to a level that exceeds the applicable CMS10 upper barrier.  At any time after the first two years when CMS10 exceeds the applicable CMS10 upper barrier, no interest will accrue on the notes, and if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would be significantly less than the principal amount.  You should not invest in the notes if you expect U.S. inflation rates to increase significantly during the term of the notes.  You should also understand, however, that longer-term interest rates may rise even if inflation does not increase significantly. Moreover, CMS10 is just one indicator of longer-term interest rates, and may diverge, perhaps significantly, from longer-term interest rates.

Increases in longer-term interest rates tend to be driven by long-term trends, rather than short-term fluctuations.  This means that, if CMS10 rises to a level that exceeds the applicable CMS10 upper barrier, it may remain above the applicable CMS10 upper barrier for an extended period of time.

■
The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes.  The notes are not guaranteed by any entity other than Citigroup Inc. If we default on our obligations and Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

■
An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of fifteen years, subject to our right to redeem the notes starting on April 23, 2014.  By purchasing notes with a longer-term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term.  In particular, you may be negatively affected if the level or volatility, or the market perception of the future level or volatility, of CMS10, general market interest rates or longer-term interest rates specifically, increases during the term of the notes.  In such a case, we will be less likely to redeem your notes and the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. In addition, if you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■
The yield on the notes may be lower than the yield on a standard debt security of comparable maturity. The interest rate on the notes will vary depending on changes in CMS10 and may be as low as 0.00% per annum for any quarterly interest period after the first two years of the term of the notes.  As a result, unless CMS10 is less than or equal to the applicable CMS upper barrier on a significant number of calendar days during each quarterly interest period, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

■
The notes may be redeemed at our option, which limits your ability to accrue interest over the full term of the notes. We may redeem the notes, in whole but not in part, on any interest payment date beginning two years after the original issue date of the notes upon not less than five business days’ notice. In the event that we redeem the notes, you will receive the $1,000 principal amount per note plus any accrued and unpaid interest to but excluding the date on which

April 2012	PS-2

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

the notes are redeemed.  In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

■
The per annum interest rate applicable at a particular time will affect our decision to redeem the notes.  You should not expect to earn the stated maximum potential interest rates per annum applicable after the first two years of the term of the notes. It is more likely that we will redeem the notes prior to the maturity date during periods when we expect the remaining interest to accrue on the notes at a rate that is greater than that which we would pay on a comparable debt security of Citigroup Funding Inc. (“Citigroup Funding”) (guaranteed by Citigroup Inc.) with a maturity comparable to the remaining term of the notes.  This is more likely to occur if CMS10 is less than or equal to the applicable CMS10 upper barrier and we expect it to remain so.  In other words, if general interest rates remain at their current levels and we do not expect them to rise, we are likely to redeem the notes after the first two years, so that you will not receive the stated maximum potential interest rates per annum.  If, on the other hand, general interest rates rise significantly, you may not receive any interest at all because CMS10 may exceed the applicable CMS10 upper barrier.  In either case, you would not receive the stated maximum potential interest rates per annum.  If we redeem the notes prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

■
The notes will not be listed on any securities exchange, and secondary trading may be limited. The notes will not be listed on any securities exchange. Accordingly, the notes will have limited or no liquidity, and you should not invest in the notes unless you are willing to hold them to maturity. Citigroup Global Markets Inc. (“Citigroup Global Markets”) may, but is not obligated to, make a market in the notes. If Citigroup Global Markets does make a market in the notes, it may discontinue doing so at any time.  Because we do not expect that other broker-dealers will participate significantly in any secondary market that may develop for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact.  Any such price may be significantly less than the stated principal amount of the notes; therefore, any sale of the notes prior to maturity may result in a substantial loss.  If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  As a result, you should be prepared to hold your notes to maturity.

■
Secondary market sales of the notes may result in a loss of principal.  You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity.  Because the value of the notes may fluctuate, if you are able to sell your notes in a secondary market transaction prior to maturity, you may receive less, and possibly significantly less, than the principal amount of the notes.

■
The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices. Assuming no changes in market conditions or other relevant factors, the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price because the issue price will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

■
The value of the notes prior to maturity will depend on a number of unpredictable factors. Numerous factors will influence the value of the notes and the price, if any, at which Citigroup Global Markets may be willing to purchase the notes in any secondary market that may develop, including: the level and volatility, and the market perception of the future level and volatility, of CMS10, general market interest rates and longer-term interest rates specifically; U.S. monetary policy; sentiment regarding underlying strength in the U.S., European and global economies; expectations regarding the level of price inflation; sentiment regarding credit quality in U.S., European and global credit markets; central bank policy regarding interest rates; performance of the capital markets generally; the time remaining to maturity of the notes; hedging activities by our affiliates; actual and projected hedging costs; and any actual or anticipated changes in the credit ratings, financial condition and operating results of Citigroup Funding and Citigroup Inc.  As a result, the value of the notes will vary and may be less than the issue price at any time prior to maturity. Sale of the notes prior to maturity may result in a loss.

■
The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, Inc., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products, Inc. will determine, among other things, the level of CMS10 and will calculate the interest payable to you on each interest payment date.  Any of these determinations or calculations made by Citigroup Financial Products, Inc. in its capacity as calculation agent, including with respect to the selection of a successor rate or the calculation of the level of CMS10 in the event that CMS10 is discontinued or substantially altered, may adversely affect the amount of one or more interest payments to you.

■
Citigroup Funding’s hedging and trading activity could adversely affect the value of the notes. We expect to hedge our obligations under the notes through one or more of our affiliates, which will carry out hedging activity related to the

April 2012	PS-3

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

notes, including trading in instruments, such as options, swaps or futures, based upon the 10-Year Constant Maturity Swap Rate. Our affiliates also trade in instruments, such as options, swaps or futures, based upon 10-Year Constant Maturity Swap on a regular basis as part of their general broker-dealer and other businesses.  Any of this hedging or trading activity on or prior to the pricing date could potentially lower the level of CMS10 and, accordingly, potentially decrease the CMS10 upper barrier relative to the CMS10 upper barrier absent such hedging or trading activity. Additionally, such hedging or trading activity during the term of the notes could potentially affect whether CMS10 is greater than the CMS10 upper barrier on any day after the first two years of the term of the notes, which may adversely affect the amount of any interest payments to you after the first two years and the value of the notes.

■
Hedging and trading activity by our affiliates could result in a conflict of interest. In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon the 10-Year Constant Maturity Swap Rate. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the value of the notes declines.

■
The historical performance of the 10-Year Constant Maturity Swap Rate is not an indication of its future performance. You cannot predict the future performance of CMS10 based on the historical performance of CMS10.  There can be no assurance that CMS10 will be less than or equal to the CMS10 upper barrier on any calendar day after the first two years of the term of the notes so that you will receive an interest payment on any interest payment date thereafter.  The historical performance of CMS10, which is included in this pricing supplement, should not be taken as an indication of the future levels of CMS10 during the term of the notes. Changes in the level of CMS10 will affect the amount of interest payable on the notes, and, accordingly, the value of the notes, but it is impossible to predict whether the level of CMS10 will rise or fall.

■
Adjustments to the method of calculation of the 10-Year Constant Maturity Swap Rate may affect the value of the notes.  There can be no assurance that the method by which CMS10 is calculated will not change. Any change in the method of calculation could increase CMS10 to a level that is greater than the CMS10 upper barrier, and the value of the notes may be significantly reduced. If CMS10 is discontinued or substantially altered, a successor rate may be substituted by the calculation agent to determine CMS10 and that substitution may adversely affect the value of the notes.

■
You will have no rights against the publishers of the 10-Year Constant Maturity Swap Rate. You will have no rights against the publishers of CMS10 even though the amount you receive on each interest payment date will depend on CMS10. The publishers of CMS10 are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

April 2012	PS-4

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus before making your decision to invest in the notes. The description of the notes below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

General Information
Interest:
Each January    , April    , July    and October     (expected to be the 23rd of each such month), beginning on July    , 2012 (expected to be July 23, 2012) will be an interest payment date.  If an interest payment date is not a business day, the interest payment, if any, to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if it has been made on that interest payment date.  No additional interest will accrue as a result of delayed payment.

Interest will be payable to payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date, which we refer to as a regular record date.

Redemption notices:
So long as the notes are represented by global securities and are held on behalf of The Depository Trust Company (“DTC”), redemption notices and other notices will be given by delivery to DTC. If the notes are no longer represented by global securities and are not held on behalf of DTC, redemption notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

United States federal income tax considerations:
The following is a general discussion of the principal U.S. federal income tax consequences of ownership and disposition of the notes.  It applies only to an initial investor who purchases the notes at their stated principal amount and holds them as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

Each holder, by purchasing a note, agrees to treat each note for U.S. federal income tax purposes as a debt instrument that is subject to U.S. Treasury regulations governing contingent payment debt instruments.  The remainder of this summary assumes this treatment.

We are required to determine a “comparable yield” for the notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.  Solely for purposes of determining the amount of interest income that United States holders (as defined in the accompanying prospectus supplement) will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  In the context of an instrument, such as the notes, that provides for an early redemption right of the issuer, it is not entirely clear how to determine the comparable yield or construct the projected payment schedule.  There is uncertainty regarding our position, and the Internal Revenue Service (the “IRS”) may challenge our determination of the comparable yield and projected payment schedule.

We have determined that the comparable yield is a rate of       compounded quarterly, and the projected payment schedule with respect to a note consists of the following payments:

July 23, 2012	$	April 23, 2016	$	January 23, 2020	$	October 23, 2023	$
October 23, 2012	$	July 23, 2016	$	April 23, 2020	$	January 23, 2024	$
January 23, 2013	$	October 23, 2016	$	July 23, 2020	$	April 23, 2024	$
April 23, 2013	$	January 23, 2017	$	October 23, 2020	$	July 23, 2024	$
July 23, 2013	$	April 23, 2017	$	January 23, 2021	$	October 23, 2024	$
October 23, 2013	$	July 23 , 2017	$	April 23, 2021	$	January 23, 2025	$
January 23, 2014	$	October 23, 2017	$	July 23, 2021	$	April 23, 2025	$
April 23, 2014	$	January 23, 2018	$	October 23 , 2021	$	July 23, 2025	$
July 23, 2014	$	April 23, 2018	$	January 23, 2022	$	October 23, 2025	$
October 23, 2014	$	July 23, 2018	$	April 23, 2022	$	January 23, 2026	$
January 23, 2015	$	October 23, 2018	$	July 23, 2022	$	April 23, 2026	$
April 23, 2015	$	January 23, 2019	$	October 23 , 2022	$	July 23, 2026	$
July 23, 2015	$	April 23, 2019	$	January 23, 2023	$	October 23, 2026	$
October 23, 2015	$	July 23, 2019	$	April 23, 2023	$	January 23, 2027	$
January 23, 2016	$	October 23, 2019	$	July 23, 2023	$	April 23, 2027	$
Neither the comparable yield nor the projected payment schedule constitutes a representation

April 2012	PS-5

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

by us regarding the actual amounts that we will pay on the notes.

For U.S. federal income tax purposes, a United States holder is required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless the United States holder timely discloses and justifies the use of other estimates to the IRS.  Regardless of the holder’s accounting method for U.S. federal income tax purposes, a United States holder will be required to accrue as interest income original issue discount (“OID”) on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected payments on the notes during the year (as described below).

The amount of OID on a note that accrues in each accrual period during the term of the note is determined by multiplying the “adjusted issue price” of the note at the beginning of the accrual period by the comparable yield of the note (appropriately adjusted to reflect the length of the accrual period).  The “adjusted issue price” of a note at the beginning of any accrual period is generally the issue price increased by the total amount of OID previously accrued in respect of the note and decreased by the amount of all prior payments in respect of the note pursuant to the projected payment schedule.

In addition to interest accrued based upon the comparable yield as described above, a United States holder will be required to recognize interest income equal to the amount of any net positive adjustment (i.e., the excess of actual payments over projected payments) in respect of a note for a taxable year.  A net negative adjustment (i.e., the excess of projected payments over actual payments) in respect of a note for a taxable year:

•      will first reduce the amount of interest in respect of the note that the United States holder would otherwise be required to include in income in the taxable year; and

•      to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of the United States holder’s net negative adjustments treated as ordinary loss on the note in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or redemption of the note or a retirement of the note at maturity.

Upon a sale, exchange or redemption of a note, a United States holder generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and the holder’s adjusted basis in the note.  A United States holder’s adjusted basis in the note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the note and decreased by the amount of any prior payments in respect of the note pursuant to the projected payment schedule.  Upon retirement of a note at maturity, a United States holder will be treated as receiving the projected amount for that date, and any difference between the amount actually received and that projected amount will be treated as a positive or negative adjustment governed by the rules above.  A United States holder generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, a United States holder who recognizes a loss above certain thresholds may be required to file a disclosure statement with the IRS.  United States holders should consult their tax advisers regarding this reporting obligation.

A non-United States holder (as defined in the accompanying prospectus supplement) of the notes generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to the non-United States holder, if the non-United States holder (or a financial institution holding the notes on behalf of the non-United States holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.  Special rules apply to non-United States holders whose income and gain on their notes are effectively connected with the conduct of a U.S. trade or business.

Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005) will serve as trustee for the notes.
Use of proceeds and hedging:	The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our

April 2012	PS-6

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, based upon CMS10 and/or by taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate, Citigroup Global Markets, may be willing to purchase your notes in secondary market transactions. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:
Each purchaser of the notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the notes through and including the date of disposition of such notes that either:

(a)        it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)        if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

Fees and selling concessions:
Citigroup Global Markets, an affiliate of Citigroup Funding and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $30.00 for each note sold in this offering.  The actual underwriting fee per note will be equal to the selling concession provided to selected dealers, as described in this paragraph.  Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $30.00 for each note they sell.  Citigroup Global Markets will pay selected dealers not affiliated with Citigroup Global Markets a variable selling concession of up to $30.00 for each note they sell.

Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

Supplemental information regarding plan of distribution; conflicts of interest:
The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         aggregate principal amount of the notes (      notes) for a minimum of $970.00 per note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc.  Citigroup Global Markets proposes to offer the notes to selected dealers at $1,000.00 per note less a selling concession as described under “—Fees and selling concessions” above.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—Hedging and trading activity by Citigroup Funding could result in a conflict of interest,” and “General Information—Use of proceeds and hedging” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

April 2012	PS-7

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client. See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.
Calculation agent:
Citigroup Financial Products Inc., an affiliate of Citigroup Funding, will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the notes. Citigroup Financial Products Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

Paying agent:	Citibank, N.A. will serve as will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company (“DTC”).
Contact:
Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (914) 225-7000). All other clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you invest in the notes.

Hypothetical Examples

The table below presents examples of hypothetical interest payments per note based on the total number of calendar days in a hypothetical interest period and the total number of calendar days in a hypothetical interest period on which CMS10 is less than or equal to the applicable CMS10 upper barrier.

For illustrative purposes, the table assumes an interest period composed of 90 calendar days.  The actual interest payments per note will depend on the actual total number of calendar days in each interest period and the actual total number of calendar days in that interest period on which CMS10 is less than or equal to the applicable CMS10 upper barrier.

After the first two years of the term of the notes, you should not expect to earn the maximum potential interest rates per annum reflected below.  It is more likely that we will redeem the notes prior to the maturity date during periods when we expect the remaining interest to accrue on the notes at a rate that is greater than that which we would pay on a comparable debt security of Citigroup Funding (guaranteed by Citigroup Inc.).

Hypothetical Number of Calendar Days on which CMS10 ≤ CMS10 upper barrier	Interest Rate per Annum	Quarterly Interest Payment per Note
Years 3-5 of the term of the notes
0	0.00%	$0.00
15	0.83%	$2.08
30	1.67%	$4.17
45	2.50%	$6.25
60	3.33%	$8.33
75	4.17%	$10.42
90	5.00%	$12.50

Years 6-10 of the term of the notes
0	0.00%	$0.00
15	1.00%	$2.50
30	2.00%	$5.00
45	3.00%	$7.50
60	4.00%	$10.00
75	5.00%	$12.50
90	6.00%	$15.00

Years 11-15 of the term of the notes
0	0.00%	$0.00
15	1.17%	$2.92
30	2.33%	$5.83
45	3.50%	$8.75
60	4.67%	$11.67
75	5.83%	$14.58
90	7.00%	$17.50

April 2012	PS-8

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

The 10-Year Constant Maturity Swap Rate

General

The 10-Year Constant Maturity Swap Rate is an International Swaps and Derivatives Association (ISDA®) mid-market par swap rate, or an ISDAFIX rate.  ISDAFIX, a benchmark for fixed rates on interest rate swaps, was established by ISDA in 1998 in co-operation with Thomson Reuters and ICAP plc.  CMS10 is based on representative rates collected from panel bank members at 11:00 a.m. New York City time by Thomson Reuters and ICAP plc. and published on Reuters Page “ISDAFIX1.”  ISDAFIX is a registered service mark of ISDA.

CMS10 is a measure of the fixed rate of interest payable on a hypothetical fixed-for-floating rate U.S. dollar constant maturity swap transaction in exchange for a floating three-month U.S. dollar LIBOR-based rate of interest for a period of 10 years.  Three-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market.

CMS10 is one of the market-accepted indicators of longer-term interest rates.

Determination of the 10-Year Constant Maturity Swap Rate

CMS10 is, on any calendar day, the fixed rate of interest payable on U.S. dollar swaps with a 10-year maturity appearing on Reuters Page “ISDAFIX1” (or any successor page as determined by the calculation agent) as of 11:00 a.m. New York City time on that day.  If CMS10 is not available on a calendar day for any reason (including weekends and holidays), then CMS10 will be assumed to be the same as the immediately preceding available CMS10.  For the last four business days in an accrual period, CMS10 will be assumed to be the same as the immediately preceding available CMS10.

A “business day” means any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close.

If, while the notes are outstanding, CMS10 is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, CMS10 will be determined by reference to a successor rate chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment.  If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor rate, the calculation agent will determine CMS10 on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 10 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, CMS10 will be determined by the calculation agent in good faith and using its reasonable judgment.

Upon any selection of a successor rate by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

April 2012	PS-9

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

Historical Information on the 10-Year Constant Maturity Swap Rate

The following table sets forth, for each of the periods indicated, the high and low CMS10 as reported on Bloomberg. The historical CMS10 should not be taken as an indication of the future performance of CMS10. Any historical upward or downward trend in CMS10 during any period set forth below is not an indication that CMS10 is more or less likely to increase or decrease at any time during the term of the notes.

Historical 10-Year Constant Maturity Swap Rate	High	Low
2002
First	6.12500%	5.47600%
Second	6.08800%	5.21700%
Third	5.38000%	4.25900%
Fourth	4.87400%	4.21500%
2003
First	4.62900%	3.97700%
Second	4.48000%	3.43500%
Third	5.13900%	3.86900%
Fourth	4.90500%	4.36800%
2004
First	4.78700%	4.02900%
Second	5.36500%	4.30000%
Third	5.10300%	4.39700%
Fourth	4.82100%	4.37900%
2005
First	5.09300%	4.38800%
Second	4.98700%	4.29700%
Third	4.87500%	4.44200%
Fourth	5.22600%	4.80500%
2006
First	5.39300%	4.82500%
Second	5.82400%	5.38900%
Third	5.84900%	5.08400%
Fourth	5.37200%	4.89200%
2007
First	5.40400%	5.04000%
Second	5.83900%	5.13800%
Third	5.81400%	4.96600%
Fourth	5.31600%	4.54000%
2008
First	4.67900%	3.92900%
Second	4.97200%	4.10800%
Third	4.87200%	3.98600%
Fourth	4.67100%	2.21800%
2009
First	3.33700%	2.34600%
Second	4.31100%	2.88500%
Third	4.23100%	3.43100%
Fourth	4.00900%	3.32400%
2010
First	3.94300%	3.65200%
Second	3.99900%	3.01900%
Third	3.13100%	2.49400%
Fourth	3.68200%	2.44900%
2011
First	3.83000%	3.34400%
Second	3.68800%	3.01400%
Third	3.31800%	1.96600%
Fourth	2.46100%	2.01700%
2012
First	2.43400%	1.92900%
Second (through April 10, 2012)	2.26300%	2.10400%

The 10-Year Constant Maturity Swap Rate for April 10, 2012, was 2.10400%.

April 2012	PS-10

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

The following graph shows the published daily level for CMS10 in the period from January 2, 2002 through April 10, 2012. Past movements of CMS10 are not indicative of the future CMS10.  Changes in CMS10 will affect the value of the notes and the interest payments on the notes, but it is impossible to predict whether CMS10 will rise or fall.

Additional Information

General

The notes are a series of unsecured senior debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The notes will be issued only in fully registered form and in denominations of $1,000 per note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the notes and of the senior debt indenture under which the notes will be issued.

Book-Entry Procedures

You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by DTC or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

No Redemption at the Option of the Holder

The notes are not subject to redemption at the option of any holder prior to maturity.

Events of Default

In case an event of default (as defined in the accompanying prospectus) with respect to the notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the calculation agent and will equal, for each note, the principal payable at maturity plus any accrued and unpaid interest to the date of such acceleration, calculated based on the number of calendar days elapsed in the applicable interest period to but excluding the date of such acceleration and accruing for that number of elapsed days.

In case of default in payment at maturity of the notes, the notes will bear interest, payable upon demand of the beneficial owners of the notes in accordance with the terms of the notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of       % per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

April 2012	PS-11

Citigroup Funding Inc.

Callable Range Accrual Notes Based on the 10-Year Constant Maturity Swap Rate due April    , 2027

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

© 2012 Citigroup Global Markets Inc. All rights reserved. Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

April 2012	PS-12

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document.  We are not making an offer of these securities in any state where the offer is not permitted.

TABLE OF CONTENTS

Citigroup Funding Inc.
Medium-Term Notes, Series D

Callable Range Accrual Notes
Based on the 10-Year Constant
Maturity Swap Rate
due April    , 2027

($1,000 Principal Amount per Note)
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
April    , 2012

(Including Prospectus Supplement dated
May 12, 2011 and Prospectus dated
 May 12, 2011)

Page
Pricing Supplement Key Terms	PS-1
Risk Factors	PS-2
General Information	PS-5
Hypothetical Examples	PS-8
The 10-Year Constant Maturity Swap Rate	PS-9
Additional Information	PS-11
Prospectus Supplement Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42
Prospectus Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28